SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2)*


                          STAR TELECOMMUNICATIONS, INC.
    ------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   854923 109
                            -------------------------
                                 (CUSIP Number)

Samer Tawfik                                         John Goldman, Esq.
27-10 Littleneck Boulevard                           Herrick, Feinstein LLP
Bayside Gables, New York 11360                       2 Park Avenue
(718) 279-4541                                       New York, New York 10016
                                                     (212) 592-1400

    ------------------------------------------------------------------------

                      (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)


                                  June 6, 2000
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                                Page 1 of 4 Pages

----------
*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------                                           -----------------
CUSIP NO. 854923 109                   13D                     Page 2 of 4 Pages
--------------------                                           -----------------


________________________________________________________________________________
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


     SAMER TAWFIK
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    6,708,717 shares
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          None
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    6,708,717 shares
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    None
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,708,717 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.44%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

This statement constitutes Amendment No. 2 to the statement on Schedule 13D filed with the Securities and Exchange Commission on June 10, 1999 (the "ORIGINAL STATEMENT") as amended by Amendment No. 1 to the Original Statement filed with the Securities and Exchange Commission on June 9, 2000 (the "AMENDMENT"). All terms not defined herein shall have the meaning ascribed to such terms in the Original Statement. This Amendment No. 2 reflects certain material changes in the information set forth in the Original Statement and the Amendment, as follows.

ITEM 1.   SECURITY AND ISSUER

                  Common Stock, par value $.001 per share

                  STAR Telecommunications, Inc.
                  223 East DeLaGuerra Street
                  Suite 202
                  Santa Barbara, California 93101

ITEM 4.   PURPOSE OF TRANSACTION

                  Not applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Reporting Person is the beneficial owner of 6,708,717 shares of the Issuer's Common Stock. The shares of the Issuer's Common Stock beneficially owned by the Reporting Person represent 11.44% of the Issuer's Common Stock based on a total of 58,631,802 shares of the Issuer's Common Stock outstanding as of May 5, 2000 (as reported in the Issuer's Form 10-Q, filed May 18, 2000). Reporting Person has sole voting and dispositive power with respect to all such shares. Between May 26, 2000 and June 13, 2000, Reporting Person sold 1,993,000 shares of the Issuer's Common Stock described in 5(c) below.

          (c) On May 26, 2000, Reporting Person sold 113,000 shares of Issuer's Common Stock at a price per share equal to $2.19305. On May 30, 2000, Reporting Person sold 35,000 shares of Issuer's Common Stock at prices per share between $1.75 and $2.00. On June 2, 2000, Reporting Person sold 369,450 shares of Issuer's Common Stock at prices per share between $2.34375 and $2.75. On June 5, 2000, Reporting Person sold 199,826 shares of Issuer's Common Stock at prices per share between $2.1875 and $2.46875. On June 6, 2000, Reporting Person sold 55,925 shares of Issuer's Common Stock at prices per share between $2.3125 and $2.50. On June 7, 2000, Reporting Person sold 585,099 shares of Issuer's Common Stock at prices per share between $3.125 and $3.59375. On June 8, 2000, Reporting Person sold 234,630 shares of Issuer's Common Stock at prices per share between $3.25 and $3.46875. On June 9, 2000, Reporting Person sold 64,600 shares of Issuer's Common Stock at prices per share between $3.125 and $3.26565. On June 12, 2000, Reporting Person sold 191,746 shares of Issuer's Common Stock at prices per shares between $2.71875 and $2.9375. On June 13, 2000, Reporting Person sold 143,724 shares of Issuer's Common Stock at prices per share between $2.50 and $2.6875.

               Each  of  the  transactions   described  above  were  open-market
               transactions and occurred on the NASDAQ National Market.


                                Page 3 of 4 Pages

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

                  None.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



      July 5, 2000                                     /s/ Samer Tawfik
-----------------------                                ---------------------
Date                                                   Samer Tawfik


                                Page 4 of 4 Pages